Exhibit 99.5
LDK Solar Signed an Agreement to Build TCS Manufacturing Facilities in Xinyu City, PRC
Xinyu City, China and Sunnyvale, CA, August 30, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced that the company had signed an agreement with CDI Engineering Solutions, a division of engineering outsourcing leader CDI Corp (NYSE:CDI), to provide Basic Engineering Services (Front-End Engineering Design) for a grassroots Trichlorosilane (TCS) plant in its Xinyu, Jiangxi headquarters.
This signed agreement is in line with the company’s publicly announced plans to complete construction and reach a production capacity of up to 6,000 metric tons of polysilicon by the end of 2008 and 15,000 metric tons by the end of 2009. The company has also indicated that it plans to commence volume production by the end of 2008.
“We now have all the major components and have engaged all the major technology and engineering services providers to design, build and construct our poly plant, it is a notable milestone for LDK as we move forward with our plans to establish in-house polysilicon production and build upon our technical and operational expertise,” said Mr. Nick Sarno, Senior Vice President of manufacturing. “We are very proud to have engaged some of the most experienced companies in the industry with a proven track record in building polysilicon manufacturing plants. This latest agreement is once again a demonstration of our speed of execution and commitment to becoming the largest and lowest cost wafer producer in the solar industry.”
“We are honored with the confidence that LDK Solar Co. has shown in CDI Engineering Solutions,” said Roger H. Ballou, President & CEO of CDI. “Our entire team, led by Richard Giannone, EVP of CDI’s Process & Industrial group, is committed to the success of this milestone project.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
About CDI Engineering Solutions
CDI Engineering Solutions is a provider of high-value engineering outsourcing, project management and professional services to clients in the aerospace, life sciences, process & industrial and government services sectors. CDI Engineering Solutions is a division of Philadelphia-based CDI (NYSE:CDI), a leading provider of engineering and information technology outsourcing solutions and professional staffing.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:

Lisa Laukkanen	Jack Lai
The Blueshirt Group for LDK Solar	Executive VP and CFO
lisa@blueshirtgroup.com	LDK Solar Co., Ltd.
+1-415-217-4967	IR@ldksolar.com
+1- 408-245-8801